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________________________________________________________________
________________________________________________________________

                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                         ______________________

                             SCHEDULE 14D-9
           Solicitation/Recommendation Statement Pursuant to
         Section 14(d)(4) of the Securities Exchange Act of 1934

                            (AMENDMENT NO. 1)
                         ______________________

                       DEFLECTA-SHIELD CORPORATION
                        (Name of Subject Company)

                       DEFLECTA-SHIELD CORPORATION
                    (Name of Person Filing Statement)

                 Common Stock, par value $.01 per share
                     (Title of Class of Securities)

                               244764 10 6
                  (CUSIP Number of Class of Securities)

                          Russell E. Stubbings
                                President
                                   and
                         Chief Executive Officer
                       Deflecta-Shield Corporation
                         1800 North Ninth Street
                           Indianola, IA 60016
                             (515) 961-6100
   (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person filing statement)

                          _____________________

                               Copies to:
                           John E. Lowe, Esq.
                            Altheimer & Gray
                          10 South Wacker Drive
                               Suite 4000
                        Chicago, Illinois  60606
                             (312) 715-4000
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      This    Amendment    No.   1    amends    and    supplements   the
Solicitation/Recommendation Statement on Schedule 14D-9 dated November 25, 1997 (the "Schedule 14D-9") of Deflecta-Shield Corporation, a Delaware corporation (the "Company") with respect to a tender offer made
by   Zephyros   Acquisition    Corporation,   a   Delaware   corporation
("Purchaser"), which is a wholly-owned subsidiary of Lund International Holdings, Inc. ("Parent") to purchase all of the outstanding shares of Common Stock, par value $.01 per share, of the Company (the "Common Stock" or "Shares") at a price of $16.00 per share net to the seller in cash upon the terms and subject to the conditions set forth in
Purchaser's  Offer to  Purchase dated  November 28,  1997.   Capitalized
terms used herein and not defined herein shall have the meaning ascribed to them in the Schedule 14D-9 and the schedules attached thereto.

A.    Item 3. IDENTITY AND BACKGROUND

      1. The first paragraph of Item 3(b)(2) of Schedule 14D-9 is hereby restated as follows:

      "Purchaser and the Company have entered into the Merger Agreement, the material terms of which are described below. As a condition to Parent's willingness to enter into the Merger Agreement, Charles S. Meyer and Mark C. Mamolen (the "Stockholders") entered into Stockholder Agreements (each, a "Stockholder Agreement") with Parent pursuant to which each such Stockholder agreed to tender, subject to certain conditions, all of the Shares held by such Stockholder pursuant to the terms of the Offer. The aggregate number of Shares to be tendered under the Stockholder Agreements represents approximately 39.8% of the Shares outstanding on the date of the Merger Agreement."

      2. The paragraph under the subheading "Stock Options" under the heading "Merger Agreement" in Item 3(b)(2) of the Schedule 14D-9 is hereby restated as follows:

      "At or immediately prior to the Effective Time, each then outstanding option to purchase Shares (the "Options") granted under the Company's 1993 Stock Option Plan, its 1996 Stock Option Plan and any other stock-based incentive plan or arrangement of the Company (collectively, the "Stock Plans"), whether or not then exercisable or vested, will be canceled and the Company will purchase options to purchase 100,000 Shares issued in connection with the acquisition by the Company of Trailmaster Products, Inc. (the "Trailmaster Options") upon delivery by the holders thereof of certificates or other documents representing the Trailmaster Options or reasonable representations or indemnities of such holders reasonably acceptable to the Company with respect thereto in connection with such purchase. In consideration of such cancellation and purchase, the holders of such Options and Trailmaster Options shall receive for each Share subject to such Option or Trailmaster Option an amount (subject to any applicable withholding tax) in cash equal to the excess, if any, of the Offer Price over the per Share exercise price of such Option or Trailmaster Option."

      3. The following paragraph is hereby added to the subsection under the heading "Confidentiality Agreement" of Item 3(b)(2) of the
Schedule 14D-9:

      "The Company has been advised by Parent and Purchaser of the matters set forth in this paragraph. An affiliate of Harvest is a 38.4%
shareholder  of  Parent.   Harvest  and  the  Parent are  parties  to  a
management  agreement pursuant  to  which Harvest,  among other  things,

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provides  the Parent  with certain  financial and  advisory  services in consideration of an annual fee. As a result, Harvest was made a party to the Confidentiality Agreement so that Harvest could obtain and analyze, on behalf of the Parent, certain confidential information
relating  to the  Company.   Two of  the seven  directors of  Parent are
principals of Harvest, including one who serves as Chairman of the Board, in which capacity he participated in negotiations with the Company. LIH Holdings II, an affiliate of Harvest, will provide to the Parent the equity contribution, which will be used to finance a portion of the purchase price of the Shares in the Offer."

B.    Item 9. MATERIAL TO BE FILED AS EXHIBITS

      Item 9 is hereby amended as follows:

      The following Exhibit is added immediately after Exhibit 13:

      "Exhibit 14. ---   Letter Agreement dated December 18,  1997 among
Parent, Purchaser, and the Company, amending the Merger Agreement."

C. INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER; CERTAIN
      INFORMATION CONCERNING DIRECTORS AND OFFICERS OF THE COMPANY

      The  third  paragraph of  the  Information  Statement attached  as
Schedule I to the Schedule 14D-9 is hereby restated as follows:

      "The information contained herein concerning Parent, Purchaser and the Parent Designees has been furnished to the Company by Parent."
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                                SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    DEFLECTA-SHIELD CORPORATION


                                    By: /s/ RUSSELL E. STUBBINGS
                                        Name: Russell E. Stubbings
                                        Title: President and Chief
                                               Executive Officer


Dated: December 19, 1997